Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

H. Mulligan Bespoke Libations Co.
1013 Centre Rd. Suite 403-A
Wilmington, DE 19805
https://www.herculesmulligancompany.com/

Up to $750,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: H. Mulligan Bespoke Libations Co.
Address: 1013 Centre Rd. Suite 403-A, Wilmington, DE 19805
State of Incorporation: DE
Date Incorporated: August 23, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $750,000.00 | 375,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $100.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. You will only receive the highest level bonus share perk you are eligible for. See Bonus info below.*

Company Perks*

$100 Tier
Flaviar Base Membership.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

$250 Tier
Flaviar Base Membership + 1 Hercules Mulligan Bottle.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

$500 Tier
Flaviar Quarterly Membership + 1 Hercules Mulligan Bottle.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

$1000 Tier
Flaviar Quarterly Membership + 2 Hercules Mulligan Bottles.

10% Discount on future Hercules Mulligan purchases for 1 year.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

$2500 Tier
6 Hercules Mulligan Bottles.

1 Flaviar Annual Membership.

Hercules Mulligan Group Virtual Tasting with Steve.

10% Discount on future Hercules Mulligan purchases for 1 year.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

$5000 Tier
9 Hercules Mulligan Bottles.

1 Flaviar Annual Memberships.

Hercules Mulligan Group Virtual Tasting with Steve.

10% Discount on future Hercules Mulligan purchases for 1 year.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

Exclusive Quarterly Investor Email Update.

$10,000 Tier
12 Hercules Mulligan Bottles (6 bottles once per year).

1 Flaviar Annual Memberships.

Hercules Mulligan Group Virtual Tasting with Steve.

10% Discount on future Hercules Mulligan purchases for 1 year.

3% bonus shares.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

Exclusive Monthly Investor Email Update.

$25,000 Tier
12 Hercules Mulligan Bottles (6 bottles once per year).

1 Flaviar Annual Membership.

Individual Hercules Mulligan Virtual tasting with Steve.

10% Discount on future Hercules Mulligan purchases for 1 year.

5% Bonus Shares.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

Exclusive Monthly Email Update.

$50,000 Tier

12 Hercules Mulligan Bottles (6 bottles once per year).

1 Flaviar Annual Membership.

Individual Hercules Mulligan virtual tasting with Steve and a celebrity bartender.

10% Discount on future Hercules Mulligan purchases for 1 year.

7% Bonus Shares.

Be part of the R&D group with your opinion for the next version of Hercules Mulligan.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

Exclusive Quarterly Investor Call with Steve.

$100,000 Tier
12 Hercules Mulligan Bottles (6 bottles once per year).

1 Flaviar Annual Membership.

Individual Hercules Mulligan virtual tasting with Steve and a celebrity bartender.

10% Discount on future Hercules Mulligan purchases for 1 year.

10% Bonus Shares.

Be part of the R&D with your opinion for the next version of Hercules.

2-night accommodation in NYC, diner, and tasting with Steve.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

Exclusive Quarterly Investor Call with Steve.

DISCLAIMER
Please note that the shipping of physical items may be subject to certain shipping restrictions. For more information, see Flaviar Shipping & Returns (https://flaviar.com/content/shipping-returns/)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hercules Mulligan will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

Hercules Mulligan is a ready-to-serve bottled cocktail made with Rum, Rye Whiskey, Fresh Ginger, and Bitters. Founded in 2019, Hercules Mulligan launched exclusively online through Flaviar.com and has been available to LDA consumers in over 30 states. We are now pursuing distribution within different markets to launch the brand in the on and off-premise.

H. Mulligan Bespoke Libations Co. was initially organized as H. Mulligan Bespoke Libations, LLC, a Delaware limited liability company on August 23, 2019, and converted to a Delaware corporation on July 30, 2021.

Competitors and Industry

Hercules Mulligan is a new brand within the Spirits industry. It sits at the intersection of three growing spirits categories: American Craft Spirits, Rye Whiskey, and RTDs.

Current dominant players within the space that we hope to take market share from include RTDs and brands playing with flavor innovations (both direct and indirect competitors), including but not limited to Hochstadter's Slow & Low Rock and Rye, Plantation Stiggins' Fancy Pineapple Rum, Spiced Rum, and Fireball.

RTDs: The global ready to drink cocktail market is expected to expand at a CAGR of 12.1% from 2020 to 2027. (Source: Grand View Research)

Rye Whiskey: Since 2009, volumes have increased 1500 percent, growing to 1.4 million cases in 2020. And over the past year, Rye grew 16%. (Source: DISCUS) The overall American whiskey market is expected to grow at a CAGR of 9.9% from 2019 to reach $16.8 billion by 2025 (Source: ResearchandMarkets.com)

American Craft Spirits: The U.S. craft spirits market volume reached over 11m 9 liter cases in retail sales in 2019, growing at an annual growth rate of 24%. In value terms, the market reached $6.1 billion in sales, growing at an annual growth rate of 27.1%. (Source: AmericanCraftSpirits.org)

Rum: Rum category revenue increased 5.9% in 2020, according to the Distilled Spirits Council of the U.S., with most of that growth from High-End Premium (8.7%) and Premium (7.6%) and Super-Premium (3.7%) (Source: Beverage Dynamics).

Current Stage and Roadmap

Current Stage

Hercules Mulligan Rum & Rye has been available for sale via Flaviar.com since November 2019. In an effort to go from DTC to traditional distribution, we have just opened up distribution in the New York market with our new distributor.

Future Roadmap

We plan to grow the brand in New York in the on and off-premise, supporting new accounts with marketing initiatives. We will continue to grow our footprint by opening up additional markets, starting with the northeast corridor and Illinois, and eventually California and Florida.

The Team

Officers and Directors

Name: Steve Luttmann

Steve Luttmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August 23, 2019 - Present
  Responsibilities: In charge of top managerial decisions. Salary: At this moment the executives and directors of the company are not compensated. After the fundraise we plan that Steve Luttmann will be the only executive with a salary that is estimated at $120,000 per year.

Other business experience in the past three years:

- **Employer:** Luttmann Marketing & Ventures, LLC DBA Tortoise & Volt
  Title: Managing Director
  Dates of Service: April 01, 2017 - Present
  Responsibilities: He runs the company, which is a consultancy with various contractor partners. Through Tortoise & Volt, they consult for various other food and beverage brands related to marketing and business strategy, as well as partner in developing and founding other brands.

Name: Frederic Lavoie

Frederic Lavoie's current primary role is with Executive. Frederic Lavoie currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: August 23, 2019 - Present
  Responsibilities: Managing the financial actions of a company. Salary: At this moment the executives and directors of the company are not compensated. After the fundraise we plan that Steve Luttmann will be the only executive with a salary that is estimated at $120,000 per year.

Name: Grisa Soba

Grisa Soba's current primary role is with Supermassive Beverage Company. Grisa Soba currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 23, 2019 - Present
  Responsibilities: Board Member. Salary: At this moment the executives and directors of the company are not compensated. After the fundraise we plan that Steve Luttmann will be the only executive with a salary that is estimated at $120,000 per year.

Other business experience in the past three years:

- **Employer:** Supermassive Beverage Company
  Title: Founder
  Dates of Service: February 19, 2020 - Present
  Responsibilities: Management of the company

Name: Mario Mazza

Mario Mazza's current primary role is with Robert Mazza, Inc.. Mario Mazza currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 23, 2019 - Present
  Responsibilities: Board member. Salary: At this moment the executives and directors of the company are not compensated. After the fundraise we plan that Steve Luttmann will be the only executive with a salary that is estimated at $120,000 per year.

Other business experience in the past three years:

- **Employer:** Robert Mazza, Inc.
  Title: General Manager
  Dates of Service: June 01, 2012 - Present
  Responsibilities: Oversight of sales, production, winemaking, distilled spirits production, grower relations.

Name: Ryan Malkin

Ryan Malkin's current primary role is with Malkin Law P.A.. Ryan Malkin currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 23, 2019 - Present
  Responsibilities: Board Member. Salary: At this moment the executives and directors of the company are not compensated. After the fundraise we plan that Steve Luttmann will be the only executive with a salary that is estimated at $120,000 per year.

Other business experience in the past three years:

- **Employer:** Malkin Law P.A.

Title: Principal Attorney
Dates of Service: August 01, 2013 - Present
Responsibilities: Lead company's practice

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering

registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $1,500,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Hercules Mulligan is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), TTB (Alcohol and Tobacco Tax and Trade Bureau) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject

to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Alcohol Industry and Prohibition
The current distilled spirits market growth could slow or stop in the future which may adversely affect the company. The U.S. Government could enact legislation prohibiting the production, sales, and consumption of alcohol, which would be detrimental to our business. Aspects of our business and our products are regulated at the local, state, and federal levels. The nature and scope of future legislation and regulations cannot be predicted. While we anticipate that the company and our products will be in compliance with all applicable laws, rules and regulations, there still may be risks and costs that such laws and regulations may change with respect to present or future operations. Such changes and additional costs may increase the cost of investments and operations and may decrease the demand for products and services.

Supplier
A portion of our future success is attributable to our relationship with key vendors and suppliers. Events related to such vendors and suppliers relationships, such as loss of goods or services from such key vendors and suppliers, could adversely affect the company.

Distribution
The spirits industry has seen a large amount of consolidation in the companies that handle distribution. As a result of the three-tier regulatory system we are substantively reliant on distribution companies. Such consolidation may make it difficult to expand distribution and lack of expanded distribution may have an adverse effect on the company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Supermassive Beverage Company, LLC (managed by Jugoslav Petkovic, 100% owned by Flaviar, Inc.)	2,182,000	Common Stock	48.5
Luttmann Marketing & Ventures, LLC (managed and 100% owned by Steve Luttmann)	1,192,500	Common Stock	26.5
Mazza HM, LLC (managed and 35% owned by Mario Mazza, 20% owned by Robert Mazza, Kathleen Mazza and Vanessa Mazza)	900,000	Common Stock	20.0

The Company's Securities

The Company has authorized Common Stock, Preferred Class B Stock, Preferred Class A Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 375,000 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

1 vote per share. Voting power is delegated to the CEO via Proxy.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Class B Stock

The amount of security authorized is 1,251,740 with a total of 0 outstanding.

Voting Rights

One vote per share.

Material Rights

Liquidity preference over the Class A Preferred Stock and Common Stock.

Preferred Class A Stock

The amount of security authorized is 5,000,000 with a total of 4,500,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Preferred Class A Stock.

SAFE

The security will convert into Preferred class b stock and the terms of the SAFE are outlined below:

Amount outstanding: $170,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $10,500,000.00
Conversion Trigger: Equity Financing

Material Rights

The SAFEs converts to Preferred Class B Stock that has liquidity preference over Preferred Class A Stock.

What it means to be a minority holder

As a minority holder of shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** In-Kind
  Final amount sold: $100,000.00
  Use of proceeds: Promoting the brand, working capital
  Date: August 23, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020, compared to the year ended December 31, 2019

Revenue

Revenue for fiscal year 2019 was $0, due to a product not yet available through Flaviar and still being in the R&D phase as well as feedback gathering from early users and brand development. As a result of more focus on brand development, faster product iterations and better communication with our users we have achieved the first sales number in early 2020. The first product batch got sold out very soon, which led us to the development of the 2nd batch. On the U.S. market, our sales grew very fast. We believe that the U.S. is the most important market for us to demonstrate success with the ready-to-drink cocktail product category, so we spent the vast majority of our marketing and sales efforts in the U.S. in 2020 to scale our growth figures.

Cost of sales

There weren't any direct costs of sales on the company balance sheet in 2019 and 2020.

Gross Margins

2020 gross profit increased over 2019, especially since 2019 didn't really see any active operations in terms of bottle sales. Our gross profit margins for 2020 were approximately 47%. Expanded distribution, new markets and better sourcing is going to drive better improvements on the gross profit margins in the next year.

Expenses

The Company's expenses consist of, among other things, marketing and sales expenses, and General & administrative expenses. Expenses in 2020 increased to $58,312 compared to $911 from 2019. Approximately all of this increase was due to increased sales, marketing and administrative efforts given that the product has launched and started scaling.

Historical results and cash flows:

Our year-over-year results and cash flow are not representative as of this moment, due to 2019 being a year where we started to develop the product, build a brand, and conduct customer interviews. Sales of the product, if any, were very limited at this point. 2020 marks the first year of active market operations so our 2021 results and cash flow, compared to our 2020 results will be the first time when investors can expect a real year-over-year analysis.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Investors can expect growth both incoming from sales volume, geographical expansion, product line-up SKUs, as well as growth in the value of the brand. Currently, we have $170,000 cash on hand because of our SAFEs.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are crucial for our brand building, sales, on and off-premise development, US + European geographical reach, as well as launching new products. However, if needed our operations can also be funded by our secondary financial resources.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds are not necessary for the viability of the company, even if the campaign is not successful we will still be able to run and grow the company as we did so far. Funds are necessary for expedited growth and expansion.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We've set our goal low - at $10,000. In case of reaching the lower end of our goal, we expect to run the company forward the same way as we did so far, relying on Flaviar resources for marketing and design needs, as well as keep Steve Luttmann as a non compensated full-time employee of the company and Ryan Malkin and Mario Mazza to assist with bottling and legal needs. With the help of Flaviar, one of the biggest spirits community and marketplace, we will still be able to grow and potentially attempt another crowdfunding campaign round later.

How long will you be able to operate the company if you raise your maximum funding goal?

We expect a runway of at least 18 months. This estimate is built upon our expansion plans, estimated marketing investments, projected inventory needs and hiring plan.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In the future we we plan on raising additional funds as needed from angel and strategic investors, they will be able to provide lines of credit or additional rounds depending on the capital needs at the time.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,000,000.00

Valuation Details:

Multiple elements were taken into consideration to justify the company valuation.

First, the expertise and prior accomplishments of the founders and management team are highly impressive, from building one of the top e-commerce spirits platforms in the world to creating a spirits brand from scratch and subsequently selling it to a large spirits conglomerate.

Second, the Company will rely on Flaviar's unparalleled community of engaged spirits consumers and e-commerce capabilities, both in the US and in Europe. This immediately provides the company with an audience of hundreds of thousands of consumers and a reach across more than 30 US states, as well as all countries of the European Union.

Third, with the Double Gold award it received from the San Francisco Spirits Competition, Hercules Mulligan has already been recognized for its quality.

Fourth, one of the founders owns a distillery that has been successfully operating for the last 50 years. The distillery will be in charge of Hercules Mulligan's production. Its size will allow us to easily scale up production, with no capacity limitations for the foreseeable future.

Finally, we have a major distribution deal with one of the biggest distributors in the state of New York, our initial main market. This will ensure a vast presence on the shelves of restaurants, bars and liquor stores across the state.

We believe that the company has all the ingredients in place to make Hercules Mulligan a success, thus justifying the $9M pre-money valuation.

** The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $170,000 in SAFE's outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.*

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  48.5%
  Expand key accounts and promote through off-premise demos, digital media, displays and events.

- *Working Capital*
  48.0%
  Working capital that allows us to expand and build our inventory list.

If we raise the over allotment amount of $750,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.0%
  Expand key accounts and promote through off-premise demos, digital media, displays and events.

- *Company Employment*
  20.0%
  Add critical sales staff and ambassadors.

- *Operations*
  20.0%
  Open key US markets through strategic launches starting with CA, NY, FL, TX, IL, NJ and PA. Secure partnerships with key international distributors to expand footprint.

- *Working Capital*
  21.5%
  Working capital for scale and building of the inventory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.herculesmulligancompany.com/ (https://www.herculesmulligancompany.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/herculesmulligan

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR H. Mulligan Bespoke Libations Co.

[See attached]

H. MULLIGAN BESPOKE LIBATIONS, LLC

(a Delaware limited liability company)

Audited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

July 16, 2021

To: Board of Directors, H. MULLIGAN BESPOKE LIBATIONS, LLC

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of H. MULLIGAN BESPOKE LIBATIONS, LLC (a corporation organized in California) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, members' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, despite the Company having generated a profit from operations in 2020, the fact that it has been recently been formed still raises substantial concern about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

July 16, 2021

H. MULLIGAN BESPOKE LIBATIONS, LLC

Balance Sheets

As of December 31, 2020 and 2019

See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Assets		
Current assets		
Cash	$ 1,500	$ 1,500
Inventory	0	27,000
Accounts receivable	80,000	0
Prepaid expenses	100,000	0
Total current assets	181,500	28,500
Other assets, net	30,625	47,625
Total assets	$ 212,125	$ 76,125
Liabilities and Members' Equity		
Current liabilities		
Due to affiliate	$ 54,724	$ 77,036
Total current liabilities	54,724	77,036
Membership interest	157,401	(911)
Total Liabilities and Members' Equity	$ 212,125	$ 76,125

H. MULLIGAN BESPOKE LIBATIONS, LLC

Statements of Operations

Years Ended December 31, 2020 and 2019

See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues	$ 80,000	$ 0
Operating expenses		
Sales & marketing expenses	14,275	0
General & administrative expenses	7,413	911
Total operating expenses	21,688	911
Operating loss	58,312	(911)
Income tax	-	-
Net loss	$ 58,312	$ (911)

H. MULLIGAN BESPOKE LIBATIONS, LLC

Statements of Members' Equity (Deficit)

Years Ended December 31, 2020 and 2019

See Independent Auditor's Report and Notes to the Financial Statements

	Total Members' Equity (Deficit)
Balances – August 23, 2019 (inception)	**$ 0**
Net loss	(911)
Balances - December 31, 2019	**$ (911)**
Issuance of membership interest	100,000
Net income	58,312
Balances - December 31, 2020	**$ 157,401**

H. MULLIGAN BESPOKE LIBATIONS, LLC

Statements of Cash Flows

Years Ended December 31, 2020 and 2019

See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows from Operations		
Net income (loss)	$ 58,312	$ (911)
Adjustments to net income (loss)		
Changes in assets and liabilities		
Accounts receivable	(80,000)	0
Inventory	27,000	(27,000)
Prepaid expenses	(100,000)	0
Total Cash Flows from Operations	(94,688)	(27,911)
Cash Flows from Investments		
Other asset usage (expenditures)	17,000	(47,625)
Total Cash Flows from Investments	17,000	(47,625)
Cash Flows from Financing		
Proceeds (repayment) from affiliate borrowing	(22,312)	77,036
Proceeds from issuance of membership interests	100,000	0
Total Cash Flows from Financing	77,688	77,036
Total Cash Flows	0	1,500
Beginning Cash Balance	1,500	0
Ending Cash Balance	$ 1,500	$ 1,500

H. MULLIGAN BESPOKE LIBATIONS, LLC
Notes to the Financial Statements
Years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

H. MULLIGAN BESPOKE LIBATIONS, LLC ("the Company") is a limited liability organized under the laws of the State of Delaware on August 23, 2019. The Company licenses the marks related to its Hercules Mulligan alcoholic products.

Since inception in 2019, the Company relied on raising securities, issuances of equity and operations to fund its business. These matters raise substantial concern about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 and 2019, the Company had $1,500 and $1,500 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company generally collects all service fees as a brokerage at the time the service is provided.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the

sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Long-Lived Assets
Assets are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company maintained fixed assets with a net book value of $30,625 and $47,625 as of December 31, 2020 and 2019, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a partnership for US federal tax purposes. Items of income, loss, credit and gain are passed through to the members of the Company. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of

ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from licensing is recognized over the period of the license agreement.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a partnership for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – MEMBERSHIP INTEREST

The Company has four members who have different ownership percentages. The operating agreement for the Company was executed in 2019.

NOTE 5 –DEBT

Due to Affiliate
The Company has borrowed from affiliates on a revolving account to cover expenses and other costs.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company is early-stage in its growth and relies heavily on contributions from the membership group to cover expenses, perform marketing, and other core functions. The Company compensates the members per the Company's operating agreement in the form of equity credit.

Because these transactions are among related parties, there is no guarantee that similar commercial terms could be found in the normal course of business.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2019. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is in the process of preparing for a securities offering exempt from registration under Regulation CF. The securities offering will be listed with a duly licensed Regulation CF funding portal (or its affiliates) and they will receive compensation for the listing commensurate with its standard terms.

Management's Evaluation
Management has evaluated subsequent events through July 16, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Hercules Mulligan

Lead the Ready-to-Drink Cocktail Revolution


HERCULES
HERCULES MULLIGAN
Rum & Rye

Website | Wilmington, DE | FOOD & BEVERAGE

$0.00 raised

0 Investors	**$9M** Valuation
$2.00 Price per Share	**$100.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$750K Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Inspired by the famous tailor spy of the American Revolution, this is a revolutionary blend of Caribbean Rum, American Rye Whiskey, fresh organic ginger, and tailor-made bitters. It's our take on an "Old Fashioned" that brings the craft cocktail bar experience home and is co-developed by one of the world's biggest Spirits lover community, Flaviar.

Reasons to Invest

- Flaviar Brand - We are part of one of the world's biggest Spirits communities of hundreds of thousands of Spirits lovers. We can rely on our own data, users and established distribution system to build a world-scale brand in a new way and outsmart and outrun our competition.
- Proven Results - More than 12,000 bottles have already been sold with an outstanding 22% repurchase rate, compared to a 7.5% Flaviar average. The product is already distributed in 30+ US states and Europe and is ready to scale. A Gross Profit margin is currently at 50%. Product also won a Double Gold medal at the 2020 San Francisco World Spirits Competition.
- An Incredible Team - A world-class team with a startup (Y Combinator) and corporate experience and a history of building companies to $100M+. The co-founder of Hercules Mulligan has created and sold the Leblon Cachaça brand to Bacardi. We know how to spot a great trend early on and scale it worldwide.

THE PROBLEM

A Well-Stocked Home Bar is Hard to Come By

Everyone loves a good cocktail, but making one at home can be a hassle: you don't know how or have the ingredients, the time or the tools. Plus, most bottled cocktails are made with inferior Spirits and flavor systems from a laboratory. We are here to completely revolutionize that.

Enter Hercules Mulligan, a blend of three Rums, three Rye Whisky, fresh organic ginger from Brooklyn, and tailor-made bitters.


23 QUEEN STREET
HERCULES MULLIGAN
H M
Rum & Rye
Ready-to-drink high-quality cocktail in the comfort of your living room.

THE SOLUTION

Leading the Revolution of Ready-to-Drink Cocktails

Hercules Mulligan is a ready-to-drink Old Fashioned that lets you drink a first-class, bar-grade cocktail at home with no inconvenience. We want our consumers to have a trusted, high-quality cocktail right in their home bar.

Simply pour over ice and enjoy. Easy as that.



With boldness comes transparency in our sourcing. Hercules Mulligan Rum & Rye is blended and bottled by our Master Blender Mario Mazza in Westfield, NY, and brought to you by Flaviar - one of the world's biggest Spirits marketplaces. Our aged Rums were sourced from Guyana, Jamaica, and Puerto Rico, while our aged Rye Whiskeys came from Vermont, the Midwest, and Westfield, NY. The fresh ginger is macerated by our partners in Brooklyn.


SWEET
GINGER
SPICY
BITTER
HONEY
23 QUEEN STREET
HERCULES MULLIGAN
H M
Rum & Rye
HERO INGREDIENTS
Rum, American Rye Whiskeys, real macerated ginger, tailor-made bitters
CATEGORY
Rum & Rye
NO. OF SPIRITS IN BLEND
6
ALCOHOL
43% ABV

Does the name Hercules Mulligan ring a bell? Popularized in Hamilton The Musical, Hercules Mulligan was an unsung hero of his time who tricked the British soldiers into spilling their best-kept war secrets. Not to mention he also saved George Washington's life - twice. A real person with an incredibly badass story. We can't imagine a better inspiration for a brand that's about to lead the revolution in the ready-to-drink cocktail scene. We evoke the same sense of bold independence in Hercules Mulligan.


HERCULES MULLIGAN
H M
Rum & Rye
The spirit of the revolution & your favorite Hamilton character in a bottle
HAMILTON

The Market

We Own the Relevance, & the Hype

Hercules Mulligan is uniquely positioned in the cross-section of Rye Whisky, Rum, Craft Spirits, and ready-to-drink cocktails. Together, they were estimated to generate over $3.5 billion in revenue in 2020, and all of them are growing. Fast. Since Hercules Mulligan appeals to drinkers of all said Spirit categories, we believe have a huge and growing market to conquer, revolutionizing the way we drink cocktails in the process.

This is the best time for you to join.


CRAFT WHISKIES AND RUM
BOTTLED COCKTAILS
RYE WHISKEY (INCLUDING CRAFT)
RUM
HERCULES MULLIGAN
Rum & Rye


RYE WHISKEY
+17% CAGR Volume, 2015-2024
AMERICAN CRAFT SPIRITS
+19% CAGR Volume, 2020-2024
RTD COCKTAILS
+19% CAGR Volume, 2020-2024
HERCULES MULLIGAN
Rum & Rye

Our Unfair Advantage

Building the brand with Flaviar
With Flaviar, we can rely on established distribution channels, help with the on-premise (bars and restaurants) and off-premise (liquor stores, etc.) scale, and a devoted direct-to-consumer community of hundreds of thousands of Spirits lovers.

Constant iteration
With hundreds of thousands of members and their reviews, we were able to fine-tune our product in an agile way and therefore move much faster and smarter than traditional Spirits brands. Through fast iterations and adjusting the formula, we improved the balance in the drink between the batches. The process would usually take over a year if we waited for the standard market data, but we managed to do it in only a month.

Incredible band of Spirits pros to lead the revolution
Hercules Mulligan is run by a team of seasoned Spirits experts, entrepreneurs, and professionals right in the heart of the world - New York City. We have launched, scaled, and sold successful Spirits and digital businesses before - so we know what it takes and how to do it again. Steve Luttmann, the founder of Hercules Mulligan, has previously created Leblon, one of the most known Cachaça brands, and sold it to Bacardi. He has prior experience at an executive level from companies like Möet Hennessey and Unilever. Mario Mazza, owner of Five & 20 Spirits distillery, and Ryan Malkin, one of the country's best alcohol attorneys, are also joining the team. You couldn't ask for a better band of pros on your side.


THE TEAM
Steve Luttmann
Founder & CEO
Founder, Leblon Cachaça (sold to Bacardi); Ex LVMH, Unilever
Grisa Soba
Chief Strategy Officer
Flaviar Founder, Venture Partner, Pioneer Fund
Mario Mazza
Master Distiller
Owner and GM, Mazza Wines and Five & 20 Distilling
Frederic Lavoie
Chief Financial Officer
Stingray Board of Directors; Mentor Techstars; SVP OnMobile Global; CEO Telesystem CEO Modelcom
Amy Yakuboff
Brand Manager
Marketing and PR for brands including Campari America, Edrington, Atom Brands, Owl's Brew
Todd Bellucci
Marketing Advisor
Ex WhistlePig, Moet Hennessy, Lucas Bols
Ryan Malkin
Counsel
Principal attorney, Malkin Law; in-house council, Pernod Ricard
Hercules Mulligan
Celebrity Spokesman
Tailor, Spy, Drinksmith

OUR TRACTION

At the Top of Our Rank

Hercules Mulligan launched at the end of 2019 and quickly sold out of our first batch.

Since then, over 12,000 bottlers were sold exclusively through Flaviar, a Spirits marketplace.

Due to our reliance on data from hundreds of thousands of Flaviar users to constantly improve our Spirit to perfection, Hercules Mulligan has garnered over 1,950 reviews and ratings from Flaviar members, resulting in an average rating of 8.2 out of 10, compared to the "other spirits" category average of 7.6 out of 10.



FLAVIAR RATINGS & REVIEWS
2,019
Total Ratings
575
Total Reviews
2,004
Total Wishlisted



8TH MOST REVIEWED BRAND ON
Flaviar
Hercules Mulligan has more reviews than well known brands, including
1. WHISTLEPIG
2. BUFFALO TRACE
3. FEW
4. BRECKENRIDGE
5. BALCONES
6. JAMESON
7. WOODFORD RESERVE
8. HERCULES MULLIGAN
9. JEFFERSON'S
10. ANGELS' ENVY
11. LAGAVULIN
12. FOUR ROSES
13. THE GLENLIVET
14. BLANTON'S
15. WOLFBURN
16. ELIJAH CRAIG
17. SAGAMORE
18. BASIL HAYDEN'S
19. JOHNNIE WALKER
20. BULLEIT

Hercules Mulligan also has a 22% repurchase rate, compared to the Flaviar average of 7.5%.

And it's not just us. Our data is also backed by experts who awarded us a Double Gold medal at the 2021 San Fransisco World Spirits Competition.



HERCULES MULLIGAN
H M
Rum & Rye
WORLD SPIRITS COMPETITION

Our Gross Profit margin is currently at approximately 50%, and we expect with scale and innovation for the margin to grow to 67% by 2025.



Our repurchase rate is more than
3x
the industry standard


HERCULES MULLIGAN TOP 10 MARKETS
CUSTOMER AGE BREAKDOWN
40%
30%
20%
10%
21-30
31-40
41-50
51-60
61-70
71-80

Since we are already ahead of the game when it comes to profits, we plan to invest in geographic expansion of the next four years - expecting to achieve break-even based on our current forecasts by 2025.

With a proven history of successful exists in the field of ready-to-drink cocktails to big groups, there is a clear path towards an exit. Our long-term objective is to sell the brand to a large multi-brand portfolio Spirits company once we surpass 50,000 9L cases sold.

WHY INVEST

Together, We Will Lead the Revolution

Our vision is to create a true and iconic Spirits brand that will become a staple for craft cocktail connoisseurs looking for a high-quality, convenient ready-to-drink Old Fashioned.

We want to show you how the Spirits brand of the future is built and how great it is to be part of one.

We will develop product innovations to add to the Hercules Mulligan portfolio at higher price points, creating other opportunities for consumers to enjoy the brand, leveraging credentials with our various communities along the way.


INNOVATION PLANS
2022
2023
24

We are eager to claim a huge chunk of this multi-billion dollar opportunity. We have the advantage, the resources, and the means that otherwise take years to build.

And this is where you come in.

Enlist in the Hercules Mulligan Investor Army, stand for something great, and lead the ready-to-drink revolution with us.

Let's do this together.

In the Press

SHOW MORE

Meet Our Team

Offering Summary

Company	H. Mulligan Bespoke Libations Co.
Corporate Address	1013 Centre Rd. Suite 403-A, Wilmington, DE 19805
Offering Minimum	$10,000.00
Offering Maximum	$750,000.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,000
Maximum Number of Shares Offered	375,000
Price per Share	$2.00
Pre-Money Valuation	$9,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. You will only receive the highest level bonus share perk you are eligible for. See Bonus info below.*

<u>Company Perks</u>*

$100 Tier
Flaviar Base Membership.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

$250 Tier
Flaviar Base Membership + 1 Hercules Mulligan Bottle.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

$500 Tier
Flaviar Quarterly Membership + 1 Hercules Mulligan Bottle.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

$1000 Tier
Flaviar Quarterly Membership + 2 Hercules Mulligan Bottles.

10% Discount on future Hercules Mulligan purchases for 1 year.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

$2500 Tier
6 Hercules Mulligan Bottles.

1 Flaviar Annual Membership.

Hercules Mulligan Group Virtual Tasting with Steve.

10% Discount on future Hercules Mulligan purchases for 1 year.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

$5000 Tier
9 Hercules Mulligan Bottles.

1 Flaviar Annual Memberships.

Hercules Mulligan Group Virtual Tasting with Steve.

10% Discount on future Hercules Mulligan purchases for 1 year.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

Exclusive Quarterly Investor Email Update.

$10,000 Tier
12 Hercules Mulligan Bottles (6 bottles once per year).

1 Flaviar Annual Memberships.

Hercules Mulligan Group Virtual Tasting with Steve.

10% Discount on future Hercules Mulligan purchases for 1 year.

3% bonus shares.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

Exclusive Monthly Investor Email Update.

$25,000 Tier
12 Hercules Mulligan Bottles (6 bottles once per year).

1 Flaviar Annual Membership.

Individual Hercules Mulligan Virtual tasting with Steve.

10% Discount on future Hercules Mulligan purchases for 1 year.

5% Bonus Shares.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

Exclusive Monthly Email Update.

$50,000 Tier
12 Hercules Mulligan Bottles (6 bottles once per year).

1 Flaviar Annual Membership.

Individual Hercules Mulligan virtual tasting with Steve and a celebrity bartender.

10% Discount on future Hercules Mulligan purchases for 1 year.

7% Bonus Shares.

Be part of the R&D group with your opinion for the next version of Hercules Mulligan.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

Exclusive Quarterly Investor Call with Steve.

$100,000 Tier
12 Hercules Mulligan Bottles (6 bottles once per year).

1 Flaviar Annual Membership.

Individual Hercules Mulligan virtual tasting with Steve and a celebrity bartender.

10% Discount on future Hercules Mulligan purchases for 1 year.

10% Bonus Shares.

Be part of the R&D with your opinion for the next version of Hercules.

2-night accommodation in NYC, diner, and tasting with Steve.

Mention on the Thank You webpage on Flaviar and Hercules Mulligan.

Exclusive Quarterly Investor Call with Steve.

DISCLAIMER
Please note that the shipping of physical items may be subject to certain shipping restrictions. For more information, see Flaviar Shipping & Returns (https://flaviar.com/content/shipping-returns/)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hercules Mulligan will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Everyone loves a good cocktail, but making one at home can be a hassle: you don't know how or have the ingredients, the time, or the tools.

Enter Hercules Mulligan, a blend of three Rums, three Rye Whiskeys, fresh Brooklyn ginger, and tailor-made bitters. It's a ready-to-drink Old Fashioned that lets you drink a bar-grade cocktail at home with no inconvenience.

Does the name Hercules Mulligan ring a bell?

That's because he's the guy from Hamilton - the Irish-American immigrant who was a tailor, spy, and drinksmith during the Revolutionary era.

He was Alexander Hamilton's BFF who got a bunch of British soldiers tipsy and in the mood to spill secrets, which helped him save G. Washington's life - twice!

I can't imagine a better inspiration for a brand that's about to stir a revolution in the ready-to-drink cocktail scene.

We launched Hercules Mulligan in 2019 as an exclusive brand at Flaviar, the world's largest community of Spirits lovers.

And oh yea - It was an instant hit! Our first batch got sold out in a heartbeat and the product quickly became Flaviar's best brand.

To back it up with data - the repurchase rate of Hercules Mulligan stands at 22%, compared to the average product's 7.5%.

Since then, we have sold over 10,000 bottles.

We just knew we had to give Hercules Mulligan to the people, bars, and stores and revolutionize the way people consume cocktails at home. We want to shake up the scene, and this is where you come in.

Creating or owning a Spirits brand is immensely popular these days.

Everyone wants to have one, but having it become a success story is another thing.

We have the unfair advantage that is needed to create a world-class Spirits brand, and we want you to join us now, before the big wave hits. It's going to be a hell of a ride.

There are three reasons why this is a perfect opportunity for you to invest and why Hercules Mulligan will become a brand you'd always hoped you'd be part of.

The Market - Hercules Mulligan is uniquely positioned in the cross-section of Rye Whiskey, Rum, Craft Spirits, and ready-to-drink cocktails.

They generated over $3.5 billion of revenue in 2020, and all of them are growing. Fast.

Since Hercules applies to all drinkers of those spirits, we have a huge and growing market to take.

Hercules Mulligan is run by a team of seasoned Spirits experts, entrepreneurs and professionals right here in the heart of the world - New York City.

We have launched, scaled and sold successful spirits and digital businesses before - so we know what it takes and how to do it, again.

Steve has founded one of the most known Cachaca brands, Leblon, and sold it to Bacardi. He has prior experience at an executive level from companies like Moet Hennessey and Unilever.

Joining onboard are also Mario Mazza and Ryan Malken. You couldn’t ask for a better band of pros on your side. And working with the world's biggest spirits community gives us advantages no other brand can have.

You can join the community that spots a great brand before it becomes big and you will become part of it.

But don't just take our word for it - add a Double Gold award at the 2020 San Francisco World Spirits Competition and thousands of outstanding reviews on Flaviar to seal the deal.

We are the band that wants to show you how the spirits brand of the future will be built and how great it is to be part of one.

Enlist in the Hercules Mulligan Investor Army, stand behind something great.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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